

May 22, 2026

Trading and Markets Staff
U.S. Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

     Re: Long-Term Stock Exchange, Inc. – Amendment No. 58 to Form 1
          Application for Registration as a National Securities Exchange Pursuant to
          Section 6 of the Securities Exchange Act of 1934

Dear Trading and Markets Staff:

On behalf of Long-Term Stock Exchange, Inc. ("LTSE"), enclosed please find Amendment No. 58 to LTSE's Form 1 Application in compliance with Securities Exchange Act Rule 6a2(c). This amendment reflects an update to the Exchange's Officers, which has been updated in the Form 1 exhibits listed below.

    EXHIBIT C – Subsidiaries & Affiliates

    Exhibit J – Officers and Standing Committee Members

Please feel free to contact me at melanie.grace@ltse.com.

Thank you,

Melanie Grace

Melanie Grace
General Counsel and Corporate Secretary

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 05/22/2026	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: Long-Term Stock Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   14 Wall Street, 20th Floor, New York, NY 10005

   26000234

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

   646-363-6286   N/A

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Melanie Grace   General Counsel and Corporate Secretary   650-888-9977

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   n/a

7. Provide the date applicant's fiscal year ends: 12/31

8. Indicate legal status of applicant: ☑ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☐ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/26/17   (b) State/Country of formation: DE / USA

   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3.   The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 05/22/2026   Long-Term Stock Exchange, Inc.

         (MM/DD/YY)   (Name of applicant)

By: _Melanie Grace_   Melanie Grace, General Counsel and Corporate Secretary
    Signed by: 4C4CDD800AE9...
    (Signature)   (Printed Name and Title)

Subscribed and sworn before me this 22   day of May   , 2026   by _Cristal Garcia_
                                        (Month)   (Year)   (Notary Public)
                                                                      E4821EC88BB9435...

My Commission expires 12/4/29   County of Kings   State of New York

CRISTAL GARCIA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GA6367877
Qualified in KINGS County
Commission Expires Dec. 4, 2029

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Signed without notarization pursuant to Division of Trading and Markets Staff
Statement Regarding Requirements for Certain Paper Submissions in Light of
COVID-19 Concerns (June 18, 2020)   4

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	March 31, 2025
Estimated average burden hours per response. 30.00	

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A   A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B   A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C   For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D   For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.

2. Procedures governing entry and display of quotations and orders in the System.

3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.

4. Proposed fees.

5. Procedures for ensuring compliance with System usage guidelines.

6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.

7. Attach a copy of the users' manual.

8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member , participant, or subscriber of the entity.

3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K   This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1.   Full legal name;

2.   Title or Status;

3.   Date title or status was acquired;

4.   Approximate ownership interest; and

5.   Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L   Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M   Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1.   Name;

2.   Date of election to membership or acceptance as a participant, subscriber or other user;

3.   Principal business address and telephone number;

4.   If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);

5.   Describe the type of activities primarily engaged in by the membe,rparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the ' number of members, participants, subscribers, or other users in each; and

6.   The class of membership, participation or subscription or other access.

Exhibit N   Provide a schedule for each of the following:

1.   The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2.   The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3.   The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4.   Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Long-Term Stock Exchange, Inc.
Date of filing: May 22, 2026
Date as of which the information is accurate: May 22, 2026

Exhibit C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

LTSE Group, Inc. ("LTSEG")

1. Name and address of organization.
   - LTSEG has a physical office located at 14 Wall Street, 20th Floor, New York, NY 10005. LTSEG's mailing address is: 9450 SW Gemini Dr #4774, Beaverton, Oregon 97008-7105.
2. Form of organization (e.g., association, corporation, partnership, etc.).
   - LTSEG is a corporation.
3. Name of state and statute citation under which organized. Date of incorporation in present form.
   - LTSEG is formed under the laws of Delaware, under Section 102 of the Delaware General Corporate Law. LTSEG was incorporated on February 1, 2019.
4. Brief description of nature and extent of affiliation.
   - LTSEG is the parent company of Long-Term Stock Exchange, Inc. ("Exchange") and owns 100% of its common stock.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

- LTSEG is a holding company which owns 100% of the equity of the Exchange. LTSEG is the entity through which the ultimate owners of the Exchange hold their ownership interest in the Exchange. Although LTSEG will not itself carry out regulatory functions, its activities with respect to the operation of the Exchange must be consistent with, and not interfere with, the Exchange's self-regulatory obligations. The LTSEG corporate governance documents include provisions that are designed to maintain the independence of the Exchange's self-regulatory function from LTSEG, enable the Exchange to operate in a manner that complies with federal securities laws, including the objectives of Sections 6(b) and 19(g) of the Act, and facilitate the ability of the SEC to fulfill its regulatory and oversight obligations under the Act. For example, under the corporate governance documents, LTSEG submits to the SEC's jurisdiction with respect to activities relating to the Exchange, and agrees to provide to the SEC and the Exchange access to its books and records that are related to the operation or administration of the Exchange. In addition, to the extent they are related to the operation or administration of the Exchange, the books, records, premises, officers, directors, agents, and employees of LTSEG shall be deemed to be the books, records, premises, officers, directors, agents and employees of the Exchange for the purposes of, and subject to oversight pursuant to, the Act. LTSEG also agrees to keep confidential non-public information relating to the self-regulatory function of the Exchange and not to use such information for any non-regulatory purpose. In addition, the board of directors of LTSEG, as well as its officers, employees, and agents, are required to give due regard to the preservation of the independence of the Exchange's self-regulatory function. Further, the LTSEG Amended and Restated Certificate of Incorporation and Bylaws require that any changes to such documents be submitted to the Board of Directors of the Exchange, and if such amendment is required to be filed with the SEC pursuant to Section 19(b) of the Act, such change shall not be effective until filed with, or filed with and approved by, the SEC. The LTSEG Amended and Restated Certificate of Incorporation includes restrictions on the ability to own and vote shares of LTSEG. These limitations are designed to prevent any shareholder from exercising undue control over the operation of the Exchange and to assure that the Exchange and the SEC are able to carry out their regulatory obligations under the Act.

6. A copy of the constitution.
- This is inapplicable

7. A copy of the articles of incorporation or association including all amendments.
- A copy of the articles of incorporation is provided on the Exchange's website, www.ltse.com.

8. A copy of existing by-laws or corresponding rules or instruments.
- A copy of the existing bylaws is provided on the Exchange's website, www.ltse.com.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

Name	Corporate Title	Functional Title
Maliz Beams	Officer / Board Member	Chair of the Board, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary
John Bautista	Board Member	N/A

Michelle Greene	Board Member	N/A
Vacant	Board Member	N/A
Vacant	Board Member	N/A
Vacant	Board Member	N/A

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.
  - Association with the Exchange has not ceased during the previous year.

LTSE Services, Inc. ("LTSE Services" or "Services")

1. Name and address of organization.
  - LTSE Services has a physical office located at 14 Wall Street, 20th Floor, New York, NY 10005. LTSE Services' mailing address is: 9450 SW Gemini Dr #4774, Beaverton, Oregon 97008-7105.
2. Form of organization (e.g., association, corporation, partnership, etc)
  - LTSE Services is a corporation.
3. Name of state and statute citation under which organized. Date of incorporation in present form.
  - LTSE Services was formed under the laws of Delaware under Section 102 of the Delaware General Corporate Law. LTSE Services was incorporated on August 30, 2012.
4. Brief description of nature and extent of affiliation.
  - LTSE Services and LTSEG have common board members and significant common stockholders.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
  - LTSE Services provides certain administrative services to the Exchange including Finance, Legal, Human Resources, Marketing, and Information Technology. LTSE Services also provides marketing and sales services related to the Exchange's listed companies, as well as capital markets services for the Exchange's listed companies.
  - Additionally, Services has a separate business unit that works with private companies to build governance structures and operating models to help these companies succeed long-term. Services facilitates connections between these companies and long-term investors identified by Services.
  - The Exchange has controls in place to maintain confidentiality of any regulatory information belonging to the Exchange, and any LTSE Services, Inc. employees that may also perform activities on behalf of the Exchange will be subject to strict informational barriers and non-disclosure agreements intended to safeguard any Exchange-related information that comes into their possession.
6. A copy of the constitution.
  - This is inapplicable.
7. A copy of the articles of incorporation or association including all amendments.
  - A copy of the articles of incorporation has been previously filed.
8. A copy of existing by-laws or corresponding rules or instruments.
  - A copy of the existing bylaws has been previously filed.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

Name	Corporate Title	Functional Title
Eric Ries	Board Member	Chair of the Board
Maliz Beams	Officer / Board Member	Chief Executive Officer
John Bautista	Officer / Board Member	Secretary
Martin Alvarez	Officer	Chief Public Capital Markets Officer
Steve Goldstein	Officer	Chief Communications Officer
Susan Levitt	Officer	Managing Director & Head of Listings Business Development
Melanie Grace	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary
Vacant	Board Member	N/A
Vacant	Board Member	N/A
Vacant	Board Member	N/A

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.
- Association with the Exchange has not ceased during the previous year.

Long-Term Stock Exchange, Inc.
Date of filing: May 22, 2026
Date as of which the information is accurate: May 22, 2026

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Long-Term Stock Exchange Board of Directors (the "Exchange Board")

Name	Classification	Dates
William Harts	Industry/Non-Independent	June 13, 2023 - present
David Berger	Non-Industry/Independent	August 6, 2020 - present
Kathleen Hamm	Non-Industry/Independent (Lead Director)[1]	August 6, 2020 - present
Kathy (Simmons) Sampson	Non-Industry/Independent	August 6, 2020 - present
Kim Polese	Non-Industry/Independent	August 6, 2020 - present
Michelle Greene	Industry/Non-Independent	July 31, 2023 - present
Priya Huskins	Non-Industry/Independent	September 23, 2022 - March 9, 2026
Maliz Beams	Industry/Non-Independent	December 15, 2022 - present
Bruce Turner	Member Representative	November 20, 2023 - present
Julia Shin	Member Representative	November 20, 2023 - October 24, 2025
Ralston Roberts	Member Representative	February 5, 2026 - present
George W. Madison	Non-Industry/Independent	March 9, 2026 - present

Appeals Committee Members

Name	Classification	Dates
Kathy (Simmons) Sampson	Non-Industry/Independent	August 6, 2020 - present
Kathleen Hamm	Non-Industry/Independent	January 4, 2024 - present
Bruce Turner	Member Representative	January 4, 2024 - present

---

[1] The Exchange Board designated Ms. Hamm to serve as Lead Director on April 23, 2021.

Audit Committee Members

Name	Classification	Dates
Kathleen Hamm	Non-Industry/Independent	August 6, 2020 - present
Kathy (Simmons) Sampson	Non-Industry/Independent	April 23, 2021 - present
Priya C. Huskins	Non-Industry/Independent	December 20, 2022 - March 9, 2026
George W. Madison	Non-Industry/Independent	March 9, 2026 - present

Member Nominating Committee Members

Name	Classification	Dates
Julia Shin	Member Representative	January 4, 2024 - October 24, 2025
Ralston Roberts	Member Representative	February 5, 2026 - present
Bruce Turner	Member Representative	January 4, 2024 - present

Nominating and Governance Committee Members

Name	Classification	Dates
David Berger	Non-Industry/Independent	August 6, 2020 - present
Kathleen Hamm	Non-Industry/Independent	August 6, 2020 - present
Priya Huskins	Non-Industry/Independent	January 4, 2024 - March 9, 2026
George W. Madison	Non-Industry/Independent	March 9, 2026 - present

Regulatory Oversight Committee Members

Name	Classification	Dates
Kathy (Simmons) Sampson	Non-Industry/Independent	August 6, 2020 - present
David Berger	Non-Industry/Independent	August 6, 2020 - present
Kim Polese	Non-Industry/Independent	January 4, 2024 - present

Long-Term Stock Exchange Officers

Name	Corporate Title(s)	Dates
William Harts	Chief Executive Officer and President	June 13, 2023 - present September 11, 2023 - present
Jill Ostergaard	Chief Regulatory Officer	December 4, 2023 - present
Melanie Grace	General Counsel and Corporate Secretary	May 22, 2026 - present
Vincent Gallo	Treasurer and Secretary	July 19, 2024 - present January 9, 2026 - present
Juan Conde	Senior Vice President, Chief Technology Officer and Chief Information Security Officer	September 17, 2025 - present
Ravi Srikantan	Vice President, Head of Risk	September 17, 2025 - present